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AMENDMENT NO. 2 TO
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Old Second Bancorp, Inc.
(Name of Subject Company (Issuer))

Old Second Bancorp, Inc.
(Name of Filing Person, the Issuer)

Common Stock, $1.00 Par Value
(Title of Class of Securities)

680277100
(CUSIP Number of Class of Securities)

William B. Skoglund
President and Chief Executive Officer
Old Second Bancorp, Inc.
37 South River Street
Aurora, Illinois 60506-4172
(630) 892-0202
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing persons)

with a copy to:
 John E. Freechack, Esq.
Robert M. Fleetwood, Esq.
Barack Ferrazzano Kirschbaum Perlman & Nagelberg LLC
333 West Wacker Drive, Suite 2700
Chicago, Illinois 60606
(312) 984-3100

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee:
$30,731,750	$2,487

        * Calculated solely for purposes of determining the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation assumes the purchase of 723,100 shares of common stock of Old Second Bancorp, Inc. at the tender offer purchase price of $42.50 per share in cash.

  ☒
  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.
Amount Previously Paid: $2,235	Form or Registration Number: Schedule TO
Filing Party: Old Second Bancorp, Inc.	Date Filed: May 20, 2003
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third party tender offer subject to Rule 14d-1.
☒
issuer tender offer subject to Rule 13e-4.
☐
going private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of a tender offer: ☒

        This Amendment No. 2 to Tender Offer Statement on Schedule TO dated as of July 1, 2003, relates to an offer by Old Second Bancorp, Inc. ("Old Second"), a Delaware corporation, to purchase for cash up to 723,100 shares of Old Second's common stock ("Common Stock") at $42.50 per share. This amount includes less than 1% of the number of shares of Common Stock issued and outstanding.

        This Amendment No. 2 to Tender Offer Statement on Schedule TO is being filed by Old Second and amends and supplements certain provisions of Old Second's Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the "SEC") on May 20, 2003, and amended on June 3, 2003 (as amended and supplemented, the "Schedule TO") and Old Second's offer for the Common Shares set forth in the Offer to Purchase (as amended and supplemented, the "Offer to Purchase"), and the related Letter of Transmittal, as amended (as amended and supplemented, the "Letter of Transmittal") which, together with the Offer to Purchase, constitute the "Offer") and both of which are filed as Exhibits to the Schedule TO with the SEC. The Offer expired at 5:00 p.m. Aurora, Illinois Time, on June 24, 2003. The Schedule TO, as amended and supplemented hereby, is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

        Capitalized terms used in this amendment and not otherwise defined herein have the meanings given to them in the Offer to Purchase and the Schedule TO.

Item 1.    Summary Term Sheet.

        The Summary Term Sheet set forth in the Offer to Purchase is hereby amended to substitute as the maximum number of shares to be purchased 723,100 for 650,000 in each place where it appears.

        Each other place in the Offer to Purchase or Letter of Transmittal or any other document which is an Exhibit to Old Second's Schedule TO, as amended, is hereby amended to substitute as the maximum number of shares to be purchased 723,100 for 650,000.

Item 4.    Terms of the Transaction.

        Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:

          Old Second Bancorp increased the aggregate maximum number of shares of common stock to be purchased under the terms of the tender offer to 723,100 shares. The aggregate number of 73,100 shares represents less than 1% of the total number of shares outstanding on June 24, 2003.

          The offer expired at 5:00 p.m., Aurora, Illinois time, on June 24, 2003. 829,265 shares of common stock were tendered and not withdrawn pursuant to the terms of the tender offer. Because more shares were validly tendered, and not withdrawn, than are being accepted for payment, shares validly tendered will be purchased on a pro rata basis. The final pro ration factor is 87.17% and has been verified by the Depositary. Old Second accepted 723,053 total shares for repurchase pursuant to the tender offer. Old Second expects to make payment to the Depositary for the shares accepted for payment, and return all other shares tendered and not accepted, on June 30, 2003.

Item 12.    Exhibits.

        Item 12 is hereby amended and supplemented to add Exhibit (a)(1)(x) as follows:

(a)(1)(i)*	Offer to Purchase dated May 20, 2003
(a)(1)(ii)*	Letter of Transmittal
(a)(1)(iii)*	Form of Guidelines for Substitute Form W-9
(a)(1)(iv)*	Notice of Guaranteed Delivery
(a)(1)(v)*	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees
(a)(1)(vi)*	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients
(a)(1)(vii)*	Form of letter to shareholders dated May 20, 2003 from the Chairman and the President and Chief Executive Officer of Old Second Bancorp
(a)(1)(viii)*	Question and Answers Brochure
(a)(1)(ix)*	Press Release announcing the initiation of the tender offer
(a)(1)(x)	Press Release announcing results of the tender offer
(b)(1)*	Promissory note made to the benefit of Marshall & Ilsley Bank
(d)(2)*	Form of indenture relating to the issuance of trust preferred securities
(d)	None.
(g)	None.
(h)	None.

*
Previously filed.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 1, 2003

OLD SECOND BANCORP, INC.
by:	/s/ William B. Skoglund William B. Skoglund President and Chief Executive Officer

EXHIBIT INDEX

(a)(1)(i)*	Offer to Purchase dated May 20, 2003
(a)(1)(ii)*	Letter of Transmittal
(a)(1)(iii)*	Form of Guidelines for Substitute Form W-9
(a)(1)(iv)*	Notice of Guaranteed Delivery
(a)(1)(v)*	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees
(a)(1)(vi)*	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients
(a)(1)(vii)*	Form of letter to shareholders dated May 20, 2003 from the Chairman and the President and Chief Executive Officer of Old Second Bancorp
(a)(1)(viii)*	Question and Answers Brochure
(a)(1)(ix)*	Press Release announcing the initiation of the tender offer
(a)(1)(x)	Press Release announcing results of the tender offer
(b)(1)*	Promissory note made to the benefit of Marshall & Ilsley Bank
(d)(2)*	Form of indenture relating to the issuance of trust preferred securities
(d)	None.
(g)	None.
(h)	None.

*
Previously filed.

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  Item 1. Summary Term Sheet.
  Item 4. Terms of the Transaction.
  Item 12. Exhibits.
SIGNATURE
EXHIBIT INDEX